EXHIBIT 99.1

News Release dated October 15, 2015, News Release dated October 15, 2015, Suncor Energy: recipients of 2015 Petro-Canada Fuelling Athletes and Coaching Excellence program announced

News Release

FOR IMMEDIATE RELEASE

Suncor Energy: recipients of 2015 Petro-Canada Fuelling Athletes and Coaching Excellence program announced

Calgary, Alberta (Oct. 15, 2015) – Petro-Canada, a Suncor business, today announced the 2015 Fuelling Athletes and Coaching Excellence (FACE) program recipients. The 2015 FACE recipients from across Canada represent both summer and winter sports, and athletes competing in individual or team events. Each athlete and coach pairing receives $10,000. Petro-Canada’s annual financial commitment to the program is $500,000.

“From coast to coast, Canada has many outstanding athletes and coaches and we’re honoured to support tomorrow’s Team Canada,” said Marc Goodman, director, loyalty and strategic partnerships, Suncor. “Each year we’re inspired by the dedication of our FACE program recipients. Congratulations to the Class of 2015.”

Developed by Petro-Canada, the Canadian Olympic Committee (COC) and Canadian Paralympic Committee (CPC), and facilitated by their National Sport partners, the FACE program provides developing, pre-carded Canadian athlete and coach pairings with funding to help fuel their dreams.  Coaches are selected along with the athletes they directly coach as they often incur additional costs on the road to developing the Canadian Olympic and Paralympic stars of tomorrow.

“Petro-Canada has supported Canadian athletes for more than 25 years and we are excited for this year’s funds to reach new athletes in need,” said Chris Overholt, CEO, Canadian Olympic Committee. “The funding Petro-Canada’s FACE program provides is crucial in ensuring the next generation of athletes receive the resources they need to succeed. Thank you, Petro-Canada.”

The FACE program, formerly the Petro-Canada Torch Scholarship Fund, was launched in 1988 and has provided more than 2,700 Canadian athletes and coaching pairs with almost $9.4 million in direct financial support.

“On behalf of the Canadian Paralympic Committee, I’d like to thank Petro-Canada for investing in Canada’s dedicated, up-and-coming athletes and their hard-working coaches,” said Gaétan Tardif, president, Canadian Paralympic Committee.  “These grants will provide valuable funding for athletes looking to make their mark internationally and go on to pursue their dreams of representing Canada on the world stage. I have no doubt we will be seeing some of these names again in the future, on the podium at Rio, PyeongChang or beyond”.

In the past, the FACE program has provided financial grants to Canada’s top athletes. In the Sochi 2014 Olympic and Paralympic Winter Games there were more than thirty FACE recipients competing and contributing to Canada’s overall medal count, including: Patrick Chan, Mélodie Daoust, Kaitlyn Lawes, Marielle Thompson, Hayley Wickenheiser, Jim Armstrong, Mark Arendz, Mac Marcoux and Dennis Thiessen.  Some notables from the London 2012 Games included: Jasmin Glaesser, Rosie MacLennan, Robbi Weldon, and Mark Tewksbury, Canada’s Chef de Mission at the London 2012 Games and Barcelona 1992 Olympic gold medalist.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

The 2015 FACE program recipients are:

Athlete	Sport	Hometown	Coach
Robbie Andison	Freestyle Skiing (Moguls)	Oakville, ON	Guillaume Turgeon
Danielle Arbour	Wheelchair Basketball	Goulds, NL	Todd Hickey
Loïc Beaulieau	Fencing	Sherbrooke, QC	Charles St Hilaire
Zoe Bergermann	Snowboard cross	Erin, ON	Rene Brunner
Kristen Cameron	Wheelchair Rugby	Charlottetown, PEI	Garett Hickling
Carsen Campbell	Biathlon	Vail, CO	Richard Boruta
Marie Corriveau	Cross-Country Skiing	Saint-Ferréol-les-Neiges, QC	François Pépin
Brianna Delmaestro	Figure Skating	Burnaby, BC	Aaron Lowe
Kevin Drury	Ski Cross	Toronto, ON	Sead Causevic
Sabrina Duchesne	Para-Swimming	St-Augustin-de-Desmaures, QC	Johanne Giradin
Max Gallant	Sailing	Victoria, BC	Steve MacBride
Maria Gheta	Synchronized Swimming	Timisoara, Romania	Johana Vasquez
Ioana Gheta	Synchronized Swimming	Timisoara, Romania	Johana Vasquez
Kinley Gibson	Cycling	Edmonton, AB	Cameron Jennings
Scott Gow	Biathlon	Calgary, AB	Roddy Ward
Xavier Grenier-Talavera	Triathlon	Vaudreuil-Dorion, QC	Kyla Rollinson
Rachel Honderich	Badminton	Toronto, ON	Jennifer Lee
Alex Hyndman	Para-Cycling	Morpeth, ON	Sebastien Travers
Emmanuela Jada	Rugby	Kharfoum, Sudan	Colette McAuley
Audrey Jean-Baptiste	Athletics	Montreal, QC	Cliff Mitchell
Matt Joosten	Freestyle Skiing (Moguls)	Toronto, ON	Guillaume Turgeon
Collinda Joseph	Wheelchair Curling	Stittsville, ON	Carl Rennick
Jessica Klimkait	Judo	Whitby, ON	Kevin Doherty
Mathieu Leduc	Ski Cross	Chicoutimi, QC	Stanley Hayer
Marine Lewis	Mountain Bike	Piedmont, QC	Ian Hughes
Derek Livingston	Snowboard (Halfpipe)	Scarborough, ON	Ben Boyd
Alex Loginov	Swimming	Toronto, ON	Steve Price
Monica Lubczynski	Fencing	Pointe-Claire, QC	Julian Badea
Carter Malyk	Luge	Calgary, AB	Guntis Rekis
Chelaine McInroy	Para-Alpine Skiing	Surrey, BC	John Newton
Marko Mediugorac	Table Tennis	Sherbrooke, QC	Maxime Surprenant
Nicolas Nadeau	Figure Skating	Boisbriand, QC	Yvan Desjardins
Kristel Ngarlem	Weightlifting	Montreal, QC	Mark Nehme
Hamilton Nguyen	Archery	Husum, Germany	Joan McDonald
Rachel Nicol	Swimming	Lethbridge, AB	Peter Schori
Étienne Papineau	Golf	Saint-Jean-sur-Richelieu, QC	Robert Ratcliffe
Russell Pennock	Triathlon	Calgary, AB	Bart Ujack
Jocelyn Peterman	Curling	Red Deer, AB	Paul Webster
Kyle Reyes	Judo	Toronto, ON	Hiroshi Nakamura
Cody Salomons	Para-Athletics	London, ON	Chris Williams
Jasmine Sepandi	Ski Jumping	Halifax, NS	Gregor Linsig
Liam Smedley	Canoe/Kayak Slalom	Dunrobin, ON	Michal Staniszewski
Taryn Suttie	Athletics	Saskatoon, SK	Justin Rohde
Adam Tenwolde	Canoe/Kayak Sprint	Dartmouth, NS	Chad Brooks
Rosalie Tremblay	Speed Skating	Saint-Félicien, QC	Marc Gagnon
Cameron Wheelan	Beach Volleyball	Barrie, ON	Adriana Bento
Carmen Whelan	Gymnastics	Aurora, ON	Iana Nadtotchii
Juliette Wheler	Long Track Speed Skating	Saskatoon, SK	Tim Comfort
Brandie Wilkerson	Beach Volleyball	Lausanne, Switzerland	Dana Cooke
Derek Zaplotinsky	Para-Nordic Skiing	Smoky Lake, AB	Bjorn Taylor

For more information on the FACE program, visit facebook.com/petrocanadafuelsathletes

Suncor

Suncor is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Petro-Canada, a Suncor business, operates more than 1,450 retail stations and 250 Petro-Pass wholesale locations nationwide. Petro-Canada’s retail loyalty program, Petro-Points™, provides Canadians with the opportunity to earn and redeem rewards. Petro-Canada is proud to be a National Partner of the Canadian Olympic and Paralympic committees, supporting Canadian athletes, coaches and their families for more than 25 years. For more information, visit petro-canada.ca.

Canadian Olympic Committee

The Canadian Olympic Committee (COC) leads the achievement of the Canadian Olympic Team’s podium success and advances Olympic values in Canada. Independent and predominantly privately funded, the COC delivers resources that Canada’s elite athletes need to perform at their best and give their everything every day. The backbone of Canada’s Olympic movement, the COC works with National Sport Federations to prepare the Team for the Olympic, Youth Olympic and Pan American Games. By sharing our athletes’ stories, we inspire all Canadians through the power of sport: 24 hours a day, 7 days a week, 365 days a year.

Canadian Paralympic Committee

The Canadian Paralympic Committee is a non-profit, private organization with 25 member sports organizations dedicated to strengthening the Paralympic Movement. The Canadian Paralympic Committee’s vision is to be the world’s leading Paralympic nation. Its mission is to lead the development of a sustainable Paralympic sport system in Canada to enable athletes to reach the podium at the Paralympic Games. By supporting Canadian high performance athletes with a disability and promoting their success, the Canadian Paralympic Committee inspires all Canadians with a disability to get involved in sport through programs delivered by its member organizations. For more information, visit paralympic.ca.

For more information about Suncor Energy visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or come and See what Yes can do.

Media inquiries:

Suncor

Nicole Fisher, Media Relations

403-296-4000

nfisher@suncor.com

Canadian Olympic Committee

Cherry Ye, Coordinator, Communications
Tel: 416-324-4123 / Cell: 416-427-4341

cye@olympic.ca

Canadian Paralympic Committee

Alison Korn, Senior Manager, Media Relations and Communications

Office: 613-569-4333 ext. 243

Cell: 613-296-4927

akorn@paralympic.ca